



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2013

Marc N. Bell
Vector Group Ltd.
mbell@vectorgroupltd.com

Re: Vector Group Ltd.
Incoming letter dated January 15, 2013

Dear Mr. Bell:

This is in response to your letters dated January 15, 2013 and January 30, 2013 concerning the shareholder proposal submitted to Vector by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 28, 2013 and February 3, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 26, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Vector Group Ltd.
Incoming letter dated January 15, 2013

The proposal requests that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age.

There appears to be some basis for your view that Vector may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Vector's policy compares favorably with the guidelines of the proposal and that Vector has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Vector omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ruairi J. Regan
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 3, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Vector Group Ltd. (VGR)
Executives to Retain Stock
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 15, 2013 company request concerning this rule 14a-8 proposal.

The company would seem to need an explanation on why it might purportedly not have any stock ownership guidelines whatsoever for its NEOs. This seems to be a confession of recklessness.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Marc N. Bell <mbell@vectorgroupltd.com>



VECTOR GROUP LTD.

1934 Act/Rule 14a-8

January 30, 2013

MARC N. BELL
VICE PRESIDENT AND GENERAL COUNSEL

BY E-MAIL: shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Rule 14a-8 proposal

Dear Sir or Madam:

This letter is in response to John Chevedden's January 28, 2013 letter concerning the Rule 14a-8 proposal submitted by Kenneth Steiner on December 5, 2012. On January 15, 2013, Vector Group submitted a letter to the U.S. Securities and Exchange Commission (the "Commission"), with supplemental material, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. In our letter, we advised the Commission, among other things, that the proposal may be properly omitted from our 2013 proxy materials under Rule 14a-8(i)(10) as having been "substantially implemented."

Mr. Chevedden's January 28, 2013 rebuttal letter claims that "The Company does not describe how its Equity Retention and Hedging Policy interfaces with its existing Equity Retention Policy." As a result, Mr. Chevedden requests that Mr. Steiner's proposal be allowed to stand, and "...be voted upon in the [Company's] 2013 proxy."

Contrary to Mr. Chevedden's letter, Vector describes, in the last sentence of the third paragraph on page two of its letter (a copy of which is attached with the relevant sentence highlighted) that "Vector does not have any existing stock ownership guidelines." Therefore, it is not necessary for the Company to "...describe how its newly adopted Equity Retention and Hedging policy interfaces..." with a non-existent policy. Accordingly, we respectfully request that Mr. Chevedden's January 28, 2013 correspondence be disregarded by the Commission in its evaluation of Vector Group's January 15, 2013 request to exclude Mr. Steiner's shareholder proposal.

Very truly yours,



MARC N. BELL

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Enclosure

CC: Kenneth Steiner (via regular mail)
John Chevedden (by e-mail)

100 S.E. SECOND STREET 32ND FLOOR MIAMI, FLORIDA 33131
T 305.579.8000 F 305.579.8016 MBELL@VECTORGROUPLTD.COM

H:\USER\BLR\WORDCS\2013 Docs\SEC Shareholder PropLetter 01-29-13.docx



VECTOR GROUP LTD.

1934 Act/Rule 14a-8

MARC N. BELL
VICE PRESIDENT AND GENERAL COUNSEL

January 15, 2013

BY E-MAIL: shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Vector Group Ltd. - Shareholder Proposal Submitted by Kenneth Steiner

Dear Sir or Madam:

The letter and the material enclosed herewith are submitted on behalf of Vector Group Ltd., a Delaware corporation ("Vector"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Vector received a shareholder proposal (the "Proposal") from Kenneth Steiner (the "Proponent"), for inclusion in Vector's 2013 proxy materials. A copy of the Proposal and related correspondence is attached hereto as Exhibit A. We have submitted this letter, together with the Proposal and the Proponent's related correspondence, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. For the reasons stated below, Vector intends to omit the proposal from its 2013 proxy materials.

A copy of this letter and the attachments are being sent concurrently to the Proponent's representative advising him of Vector's intention to omit the proposal from its proxy materials for the 2013 Annual Meeting.

The Proposal

On December 5, 2012, Vector received the Proposal from the Proponent, part of which reads as follows:

[VGR: Rule 14a-8 Proposal, December 5, 2012]
Proposal 4* - Executives To Retain Significant Stock
Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

100 S.E. SECOND STREET 32ND FLOOR MIAMI, FLORIDA 33131
T 305.579.8000 F 305.579.8016 MBELL@VECTORGROUPLTD.COM



The Proposal May be Omitted from the Proxy Statement Pursuant to Rule 14a-8(i)(10).

The Proposal may be properly omitted from the 2013 proxy materials under Rule 14a-8(i)(10) as having been "substantially implemented." Vector's Equity Retention and Hedging Policy attached hereto as Exhibit B (the "Policy") contains substantially, if not all, of the requirements required by the Proponent in the Proposal.

The Proposal contains the following guidelines: (a) that senior executives retain 25% of their shares acquired through equity pay programs until reaching normal retirement age, (b) that the policy should supplement existing share ownership requirements for senior executives and should be implemented so as not to violate existing contractual obligations or the terms of any current pay or benefit plan, and (c) that the policy should prohibit hedging transactions for shares subject to the policy. The Proposal provides that "normal retirement age" shall be as defined by the company's qualified retirement plan that has the largest number of plan participants.

The Policy implements all three of the guidelines included in the Proposal: (i) senior executives will retain at least 25% (after taxes and exercise costs) of their Vector stock received under an incentive, equity or option award, until normal retirement age under Vector's Supplemental Retirement Plan (the SERP"), (ii) the Policy applies to any Vector stock received by a senior executive under an incentive, equity or option award granted after January 1, 2013, and (iii) the Policy prohibits executive officers from hedging Vector stock subject to the Policy. Vector does not maintain a qualified retirement plan for its senior executives; the only retirement plan that senior executives are eligible to participate in is the non-qualified SERP (which has a normal retirement age of 60). Vector does not have any existing stock ownership guidelines.

Due to the adoption of the Policy by the Compensation Committee of the Board of Vector on January 15, 2013, the Proposal has been substantially implemented. On January 15, 2013, Vector filed an 8-K with the Securities and Exchange Commission (the "Commission") disclosing the Policy.

In *Release No. 34-20091* (August 16, 1983) the Commission stated that a registrant may properly exclude a proposal under what is now Rule 14a-8(i)(10) where the company has substantially implemented the proposal. The purpose of the rule is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *Release No. 34-12598* (July 7, 1976)(addressing Rule 14a-8(c)(10), the predecessor rule to Rule 14a-8(i)(10)). The Commission has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Starbucks Corporation* (December 1, 2011), *Exelon Corp.* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Masco Corp.* (March 29, 1999). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp. (Burt)* (March 23, 2009); *Exxon Mobil Corp.* (January 24, 2001); *The Gap, Inc.* (March 8, 1996).

As the Policy meets all three of the Proponent's guidelines in the Proposal and by doing so addresses the underlying concerns and objectives, the Proposal is properly excludable from Vector's proxy materials under Rule 14a-8(i)(10).





In view of the foregoing, Vector respectfully requests that the Staff confirm that Vector may properly omit the Proposal from its proxy materials for the 2013 Annual Meeting under Rule 14a-8(i)(10). If you have any questions or need additional information, please contact me at (305) 579-8018 or by email at mbell@vectorgroupltd.com.

Very truly yours,

MARC N. BELL

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Enclosures

CC: Kenneth Steiner (via regular mail)
John Chevedden (by e-mail)

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 28, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Vector Group Ltd. (VGR)
Executives to Retain Stock
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 15, 2013 company request concerning this rule 14a-8 proposal.

The company does not describe how its Equity Retention and Hedging Policy interfaces with its existing Equity Retention Policy. The text of the proposal states:
"This policy shall supplement [add to] any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Marc N. Bell <mbell@vectorgroupltd.com>

[VGR: Rule 14a-8 Proposal, December 5, 2012, revised December 6, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" since 2010 with "High Governance Risk." Also "High Concern" for director qualifications and "High Concern" for Executive Pay – $13 million for our CEO Howard Lorber at a $1 Billion company no less.

Mr. Lorber had $3 million added to his pension in a single year and then had $18 million in his accumulated pension. Because pension payments are not linked directly to company performance, they are difficult to justify in terms of shareholder value. Furthermore, long-term incentive pay consisted of time-based equity pay. Finally, Mr. Lorber was potentially entitled to a $47 million bonanza under a change in control.

Jeffrey Podell, Howard Lorber, Bennett LeBow and Stanley Arkin received our highest negative votes – in double-digits. Double-digit directors controlled the chairmanship of our audit committee and half of the seats on our executive pay and nomination committees. As a comparison one director showed that he could get less than 5% in negative votes. As for succession planning, Stanley Arkin became a new director at age 73 and had no experience on the board of a major company. Mr. Arkin became the 3rd director on our 7-person board to be beyond age 70.

Four directors had 11 to 26 years long-tenure. Director independence erodes after 10-years. GMI said long-tenured directors could form relationships that may hinder their ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

From: Marc Bell <mbell@vectorgroupltd.com>
Sent: Tuesday, January 15, 2013 4:20 PM
To: shareholderproposals
Subject: Vector Group Ltd. Request to Exclude Shareholder Proposal of Kenneth Steiner/John Chevedden
Attachments: SEC Shareholder Ltr 01-15-13.pdf

Ladies and Gentlemen:

Attached is Vector Group Ltd.'s request to exclude from its Proxy Statement the shareholder proposal of Kenneth Steiner/John Chevedden.

Thank you.

Marc N. Bell

Marc N. Bell, Esq.
Vice President & General Counsel
Vector Group Ltd.
100 S.E. 2nd Street
32nd Floor
Miami, FL 33131

Ph. 305-579-8000
Fax. 305-579-8016
Email: mbell@vectorgroupltd.com



VECTOR GROUP LTD.

1934 Act/Rule 14a-8

MARC N. BELL
VICE PRESIDENT AND GENERAL COUNSEL

January 15, 2013

BY E-MAIL: shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Vector Group Ltd. - Shareholder Proposal Submitted by Kenneth Steiner

Dear Sir or Madam:

The letter and the material enclosed herewith are submitted on behalf of Vector Group Ltd., a Delaware corporation ("Vector"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Vector received a shareholder proposal (the "Proposal") from Kenneth Steiner (the "Proponent"), for inclusion in Vector's 2013 proxy materials. A copy of the Proposal and related correspondence is attached hereto as Exhibit A. We have submitted this letter, together with the Proposal and the Proponent's related correspondence, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. For the reasons stated below, Vector intends to omit the proposal from its 2013 proxy materials.

A copy of this letter and the attachments are being sent concurrently to the Proponent's representative advising him of Vector's intention to omit the proposal from its proxy materials for the 2013 Annual Meeting.

The Proposal

On December 5, 2012, Vector received the Proposal from the Proponent, part of which reads as follows:

[VGR: Rule 14a-8 Proposal, December 5, 2012]
Proposal 4* - Executives To Retain Significant Stock
Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

100 S.E. SECOND STREET 32ND FLOOR MIAMI, FLORIDA 33131
T 305.579.8000 F 305.579.8016 MBELL@VECTORGROUPLTD.COM
H:\USER\BLR\WORDCS\2013 Docs\SEC Letter Shareholder Proposal CLEAN 01-15-13.Docx



The Proposal May be Omitted from the Proxy Statement Pursuant to Rule 14a-8(i)(10).

The Proposal may be properly omitted from the 2013 proxy materials under Rule 14a-8(i)(10) as having been "substantially implemented." Vector's Equity Retention and Hedging Policy attached hereto as Exhibit B (the "Policy") contains substantially, if not all, of the requirements required by the Proponent in the Proposal.

The Proposal contains the following guidelines: (a) that senior executives retain 25% of their shares acquired through equity pay programs until reaching normal retirement age, (b) that the policy should supplement existing share ownership requirements for senior executives and should be implemented so as not to violate existing contractual obligations or the terms of any current pay or benefit plan, and (c) that the policy should prohibit hedging transactions for shares subject to the policy. The Proposal provides that "normal retirement age" shall be as defined by the company's qualified retirement plan that has the largest number of plan participants.

The Policy implements all three of the guidelines included in the Proposal: (i) senior executives will retain at least 25% (after taxes and exercise costs) of their Vector stock received under an incentive, equity or option award, until normal retirement age under Vector's Supplemental Retirement Plan (the SERP"), (ii) the Policy applies to any Vector stock received by a senior executive under an incentive, equity or option award granted after January 1, 2013, and (iii) the Policy prohibits executive officers from hedging Vector stock subject to the Policy. Vector does not maintain a qualified retirement plan for its senior executives; the only retirement plan that senior executives are eligible to participate in is the non-qualified SERP (which has a normal retirement age of 60). Vector does not have any existing stock ownership guidelines.

Due to the adoption of the Policy by the Compensation Committee of the Board of Vector on January 15, 2013, the Proposal has been substantially implemented. On January 15, 2013, Vector filed an 8-K with the Securities and Exchange Commission (the "Commission") disclosing the Policy.

In *Release No. 34-20091* (August 16, 1983) the Commission stated that a registrant may properly exclude a proposal under what is now Rule 14a-8(i)(10) where the company has substantially implemented the proposal. The purpose of the rule is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *Release No. 34-12598* (July 7, 1976)(addressing Rule 14a-8(c)(10), the predecessor rule to Rule 14a-8(i)(10)). The Commission has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Starbucks Corporation* (December 1, 2011), *Exelon Corp.* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Masco Corp.* (March 29, 1999). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp. (Burt)* (March 23, 2009); *Exxon Mobil Corp.* (January 24, 2001); *The Gap, Inc.* (March 8, 1996).

As the Policy meets all three of the Proponent's guidelines in the Proposal and by doing so addresses the underlying concerns and objectives, the Proposal is properly excludable from Vector's proxy materials under Rule 14a-8(i)(10).



In view of the foregoing, Vector respectfully requests that the Staff confirm that Vector may properly omit the Proposal from its proxy materials for the 2013 Annual Meeting under Rule 14a-8(i)(10). If you have any questions or need additional information, please contact me at (305) 579-8018 or by email at mbell@vectorgroupltd.com.

Very truly yours,



MARC N. BELL

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Enclosures

CC: Kenneth Steiner (via regular mail)
John Chevedden (by e-mail)

Exhibit A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Bennett S. LeBow
Chairman of the Board
Vector Group Ltd. (VGR)
100 SE 2nd St.
Miami FL 33131
Phone: 305 579-8000

Dear Mr. LeBow,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-23-12
Date

cc: Marc N. Bell
Corporate Secretary

[VGR: Rule 14a-8 Proposal, December 5, 2012]
Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "D" since 2010 with "High Governance Risk." Also "High Concern" for director qualifications and "High Concern" for Executive Pay – $13 million for our CEO Howard Lorber at a $1 Billion company no less.

Mr. Lorber had $3 million in pension increases in a single year and had $18 million in his accumulated pension. Because pension payments are not linked directly to company performance, they are difficult to justify in terms of shareholder value. Furthermore, long-term incentives consisted of time-based equity pay. Finally, Mr. Lorber was potentially entitled to $47 million under a change in control.

Jeffrey Podell, Howard Lorber, Bennett LeBow and Stanley Arkin received our highest negative votes – in double- digits. They controlled the chairmanship of our audit committee and half of the seats on our executive pay and nomination committees. As for succession planning, Stanley Arkin became a new director at age 73 and had no experience on the board of a major company. Mr. Arkin became the 3rd director on our 7-person board to be beyond age 70.

Four directors had 11 to 26 years long-tenure. Director independence erodes after 10-years. GMI said long-tenured directors could form relationships that may hinder their ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Please encourage our board to respond positively to this proposal to protect shareholder value:
Executives To Retain Significant Stock – Proposal 4.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Vector Group Ltd.
Equity Retention and Hedging Policy

Vector Group Ltd. (the "Company") believes in aligning the long-term interests of Executive Officers with those of stockholders. To further that goal and to serve as an example to employees throughout the Company, the Compensation Committee has adopted this Equity Retention and Hedging Policy (the "Policy").

Retention of Award Shares

Until normal retirement age, each Executive Officer shall retain at least 25% (after taxes and exercise costs) of the shares of common stock acquired by such officer under an incentive, equity or option award granted to them after January 1, 2013 (the "Award Shares").

This Policy applies to awards occurring after January 1, 2013, as follows:

- Restricted Stock - Commitment applies to the net shares issued to the Executive Officer after withholding taxes.
- Stock Options - Commitment applies to net option shares acquired upon exercise of stock options after withholding taxes.

Normal retirement age shall be as defined in the Company's Supplemental Retirement Plan.

Hedging of Award Shares

Our Executive Officers are prohibited from hedging their ownership of the Award Shares, including trading in publicly-traded options, puts, calls or other derivative instruments related to the Company's stock.